UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   December 31, 2021

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:___________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

PART I -- REGISTRANT INFORMATION

Full Name of Registrants:

GrowGeneration Corp.

Former Name if Applicable

N/A

Address of Principal Executive Offices (Street and Number)

5619 DTC Parkway, Suite 900

Greenwood Village, CO 80111

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the  reasons  why the Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reason set forth below.

The Registrant became a large accelerated filer for the first time on June 30, 2021, which resulted in a significantly shortened filing deadline to file its Annual Report of 60 days rather than 90 days when the Registrant was a smaller reporting company. Commencing with this Annual Report, the Registrant is now (for the first time) subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX Act”).

For the foregoing reason, the Registrant requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of its financial statements, finalizing those disclosures and conclusions required by Section 404(b) of the SOX Act, and procedures and conclusions relating to management’s assessment of the effectiveness of internal controls, and the Registrant is therefore unable to file the Annual Report by March 1, 2022, the prescribed filing due date. The Registrant is working diligently to complete the necessary work, and expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Darren Lampert	800	935-8420
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such  shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be  included  in the  subject  report  or  portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GrowGeneration Corporation

(Name of Registrant as Specified in Charter)

has  caused this  notification  to be signed on their behalf by the undersigned hereunto duly authorized.

Date March 1, 2022	By:	/s/ Darren Lampert
Darren Lampert, Chief Executive Officer

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